UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

DHI Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

23331S100

(CUSIP Number)

EAMON SMITH

TCS CAPITAL MANAGEMENT, LLC

142 West 57th Street

11th Floor

New York, New York 10019

(212) 621-8771

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23331S100

1	NAME OF REPORTING PERSON

TCS CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,002,547
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,002,547
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,002,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 23331S100

1	NAME OF REPORTING PERSON

TCS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,002,547
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,002,547
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,002,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

IA

3

CUSIP NO. 23331S100

1	NAME OF REPORTING PERSON

ERIC SEMLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,002,547
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

5,002,547
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,002,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

IN

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CUSIP NO. 23331S100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 23, 2018, the Reporting Persons delivered a letter (the “August 23 Letter”) to the Issuer’s Board of Directors (the “Board”). In the August 23 Letter, the Reporting Persons expressed their disappointment with, and concern about the Issuer’s future under the continued control of, the Board and the Issuer’s existing management. Among other things, the Reporting Persons highlighted sharp declines in the Issuer’s stock price, revenues and EBITDA, low stock ownership levels among the Issuer’s non-executive directors, concerns regarding the Issuer’s growth strategy as communicated by the Issuer’s new CEO, and the Issuer’s apparent unwillingness to return significant capital to shareholders.

The Reporting Persons stated that in light of these developments and the Board’s refusal to seriously consider an earlier acquisition proposal made by the Reporting Persons to the Issuer in private, the Reporting Persons were publicly disclosing, for the benefit of their fellow shareholders, that the Reporting Persons are prepared to buy the Issuer for $2.50 per share in cash. This purchase price represents approximately 5x 2018 estimated EBITDA and a 25% premium to the current trading price.

The Reporting Persons stated that they have financing available and are prepared to proceed immediately to negotiating definitive acquisition documents with the Board. The Reporting Persons called on the Board, consistent with its fiduciary duties, to move swiftly at this critical moment to engage with the Reporting Persons in good faith on their proposal in order to maximize value for all shareholders of the Issuer. The Reporting Persons also cautioned the Board that if it is unwilling to engage with the Reporting Persons to maximize value for all shareholders, and instead chooses to continue down the Issuer’s current path, the Reporting Persons will view that as inconsistent with the Board’s fiduciary duties to shareholders and will be forced to take whatever steps are necessary to ensure the best interests of all shareholders are protected, including a proxy contest against the existing Board at the Issuer’s 2019 annual meeting of shareholders, when Messrs. Barter, Schipper and Goldfield are up for election.

The Reporting Persons requested a response from the Issuer on whether it is willing to pursue a transaction by the close of business on September 5, 2018.

A copy of the August 23 Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 53,722,553 Shares outstanding, as of July 27, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2018.

5

CUSIP NO. 23331S100

A.	TCS Advisors
(a)	As of the close of business on August 22, 2018, TCS Advisors directly owned 5,002,547 Shares.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,002,547
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,002,547

(c)	TCS Advisors has not entered into any transactions in the Shares during the past 60 days.
B.	TCS Management
(a)	TCS Management, as the investment manager of TCS Advisors, may be deemed the beneficial owner of the 5,002,547 Shares owned by TCS Advisors.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,002,547
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,002,547

(c)	TCS Management has not entered into any transactions in the Shares during the past 60 days.
C.	Mr. Semler
(a)	Mr. Semler, as the managing member of TCS Management, may be deemed the beneficial owner of the 5,002,547 Shares owned by TCS Advisors.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,002,547
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,002,547

(c)	Mr. Semler has not entered into any transactions in the Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Board, dated August 23, 2018.

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CUSIP NO. 23331S100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2018

TCS CAPITAL ADVISORS, LLC

By:	TCS CAPITAL MANAGEMENT, LLC, its investment manager

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS Capital Management, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
Eric Semler

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